Filed by Virgin Media Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.
Commission File No.: 000-50886

TEXT MESSAGE TO LEADERSHIP FORUM

From: VM GEC

[160 characters max]

Just announced: Virgin Media deal with Liberty Global. Please join Leadership Forum call at 8.00am tomorrow, Weds 6 Feb. Check email for details. The GEC

[153]

EMAIL FROM NEIL BERKETT TO ALL EMPLOYEES,
PARTNER-EMPLOYEES AND CONTRACTORS

Email title:	Important news — please read

From mailbox:	>GEC

Good evening everyone

In the last few minutes we’ve announced an agreement involving the merger of Virgin Media with a company called Liberty Global.  This is big news for us all so I wanted to take the earliest possible opportunity to explain why we’ve taken this step.

We’ve put lots more information on Home, but here are the main things I want you all to know upfront:

•                  When the deal completes, we will be the largest part of the world’s biggest broadband communications company.

•                  We’ll still be Virgin Media and the Virgin values will absolutely remain at the heart of how we do business.

•                  Being part of this larger organisation will help expand our growth opportunities and bring opportunities for combined innovation, product development and procurement.

•                  We believe this will all help us cement Virgin Media’s reputation as the most exciting, innovative and disruptive company in the European entertainment and communications industry.

•                  For now, everything’s very much business as usual — for you, and for our customers and suppliers.

I understand that change of this kind can take time to sink in and you may have many questions about what this means for us and for you personally.

You can find much more information on Home, including a short video, some background on Liberty, a Q&A and some information which you can use when talking with customers. We’ve also set up a process for you to email any further questions you may have to us.

Please click here to visit Home for all the details.

Neil and the GEC

“This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Lynx Europe Limited, a company that has been established in connection with the transaction, will file a registration statement with the Securities and Exchange Commission (SEC), which will include a joint proxy statement of Virgin Media Inc. and Liberty Global, Inc.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT/JOINT PROXY STATEMENT WHEN IT BECOMES AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT WILL CONTAIN IMPORTANT

INFORMATION.   Investors may obtain a free copy of the registration statement/joint proxy statement (when it becomes available) and other relevant documents filed by Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The joint proxy statement and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Limited, Media House, Bartley Wood Business Park, Hook, Hampshire, RG27 9UP, UK, Attention: Investor Relations.  Copies of documents filed by Liberty Global with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.

Virgin Media and Liberty Global and their respective directors, executive officers and other members of their respective management and employees are deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction.  Information concerning the interests of Virgin Media’s participants in the solicitation, which may be different than those of Virgin Media’s stockholders generally, is set forth in Virgin Media’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 30, 2012.  Information concerning the interests of Liberty Global’s participants in the solicitation, which may be different than those of Liberty Global’s stockholders generally, is set forth in Liberty Global’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 27, 2012.  Additional information regarding the interests of those deemed participants in the proposed transaction will be included in the registration statement/joint proxy statement to be filed with the SEC in connection with the proposed transaction.